SHAREHOLDER UPDATE

Review of Second Quarter and Outlook for Third Quarter of 2010

Vancouver, Canada – July 29, 2010 - Bradford Cooke, Chairman and CEO of Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, DB-Frankfurt: CAN), is pleased to provide the following review of Canarc’s progress in the second quarter, and its plans for the third quarter of 2010.

Q2 Review

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Cap-Ex Ventures Ltd., Canarc’s joint venture partner on its Tay-LP property in the Yukon, submitted an NI43-101 technical report in order to advance the project and meet regulatory requirements

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Board of Directors were re-elected for the ensuing year at the Annual General meeting and shareholders approved the amendments to the stock option plan

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A number of companies continue to evaluate their interest in the New Polaris gold mine project and management continues to evaluate opportunities to acquire new gold properties

Q3 Outlook

Management continues to seek strategic alternatives such as a joint venture or other means to advance the New Polaris high grade gold mine project to mine development and a full feasibility study.  Discussions are currently underway with a junior mining company and an investor group.

We also continue to pursue new opportunities for growth by evaluating attractive gold projects in the USA and Canada for acquisition where management’s exploration and mining experience can add value. Discussions are currently underway regarding the possible acquisition of a dormant open pit, heap leach gold mine.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF).  Canarc is currently focused on advancing its New Polaris gold mine project in north-western British Columbia to the feasibility stage, exploring the large Tay LP property and acquiring attractive gold exploration and mining projects in North America.  Barrick Gold Corp. is a shareholder.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: info@canarc.net or visit our website, www.canarc.net.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are "forward-looking statements". We caution you that such "forward-looking statements" involve known and unknown risks and uncertainties, as discussed in the Company's filings with Canadian and United States securities agencies.  The Company expressly disclaims any obligation to update any forward-looking statements other than as required by applicable law. We seek safe harbour.